File No. 82-4668

TNS House
Westgate
London
W5 1UA

Tel ++44 208 967 1511
Fax+44 208 967 1446
Jackie.stevens@tns-global.com

Jackie Stevens
Assistant to the Company Secretariat

06014610

By Courier

SUPPL

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street N.W
Washington DC 20549
United States

SEC MAIL PROCESSING RECEIVED JUN 22 2006 WASH. DC 199 SECTION

20 June 2006

Dear Sir/Madam

Re: Taylor Nelson Sofres plc: file no 82-4668

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Taylor Nelson Sofres plc – Company no. 00912624 – Form 88(2) Return of Allotment of Shares.
2. TNS Kappa Limited – Company no. 5400141 – Form 363s Annual Return.

I trust the above is in order, please do not hesitate to contact me should you have any queries.

Please could you acknowledge receipt of this letter and the documents enclosed herewith, by stamping the enclosed copy of this letter and returning it to the Company in the enclosed self-addressed envelope.

Yours faithfully

JMStevens

Jackie Stevens

Enc.

PROCESSED
JUN 23 2006
THOMSON
FINANCIAL

F:\Users\CompanySecretarial 060101\Plc\Letters\SEC Letters 2006\060620 - (Securities & Exchange Commission).doc

TNS House
Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
Tom.fuller@tns-global.com

Tom Fuller
Assistant Company Secretary

Document Examination Branch
Companies House
Crown Way
Cardiff
CF14 3UZ

19 June 2006

Dear Sir or Madam

Taylor Nelson Sofres plc

Further to your letter of 16 June 2006, please find enclosed an amended Form 88(2) in respect of the allotments made by the above named company in the month of May.

I should be grateful if you would register this document against the company's public record and return the enclosed copy letter as confirmation of receipt. I look forward to receiving this from you in due course. Should you require anything further in the meantime please do not heistate to contact me on 020 8 967 2230.

Yours sincerely

Tom Fuller
Assistant Company Secretary
Taylor Nelson Sofres plc

Enclosures:

oyform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number 00912624

Company Name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 01 Month 05 Year 2006	Day 31 Month 05 Year 2006

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	264,592		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	VAR-SEE ATTACHED		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE FOR DETAILS OF SHAREHOLDERS	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 1

Signed [signature] Date 6 June 2006.

A ~~director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

COMPANY SECRETARIAT, TAYLOR NELSON SOFRES PLC,
WESTGATE, W5 1UA
Tel 020 8 967 4200
DX number DX exchange

coform

ALLOTTEE	DATE	NUMBER OF SHARES	PRICE (p)	TOTAL PAID (£)
Cazenove Nominees Limited, 20 Moorgate, London, EC2R 6DA	2-May-06	4,334	102.0000	4,420.68
Cazenove Nominees Limited, 20 Moorgate, London, EC2R 6DA	2-May-06	9,645	102.0000	9,837.90
Cazenove Nominees Limited, 20 Moorgate, London, EC2R 6DA	2-May-06	355	102.0000	362.10
Cazenove Nominees Limited, 20 Moorgate, London, EC2R 6DA	2-May-06	9,543	223.7500	21,352.46
Cazenove Nominees Limited, 20 Moorgate, London, EC2R 6DA	2-May-06	10,457	223.7500	23,397.54
Cazenove Nominees Limited, 20 Moorgate, London, EC2R 6DA	4-May-06	20,000	102.0000	20,400.00
Cazenove Nominees Limited, 20 Moorgate, London, EC2R 6DA	4-May-06	16,000	185.0000	29,600.00
Cazenove Nominees Limited, 20 Moorgate, London, EC2R 6DA	4-May-06	24,000	185.0000	44,400.00
Cazenove Nominees Limited, 20 Moorgate, London, EC2R 6DA	4-May-06	20,000	102.0000	20,400.00
Gustavo Guillen, La Garrotxa 26, Sant Cugat del Valles, 08173 Barcelona	10-May-06	20,000	102.0000	20,400.00
Clive Brand, 11 Newnham Close, Loughton, Essex, IG10 4JG	12-May-06	5,758	91.0000	5,239.78
Cazenove Nominees Limited, 20 Moorgate, London, EC2R 6DA	12-May-06	10,000	102.0000	10,200.00
Cazenove Nominees Limited, 20 Moorgate, London, EC2R 6DA	16-May-06	29,442	102.0000	30,030.84
Cazenove Nominees Limited, 20 Moorgate, London, EC2R 6DA	16-May-06	558	102.0000	569.16
Cazenove Nominees Limited, 20 Moorgate, London, EC2R 6DA	16-May-06	30,000	184.0000	55,200.00
HSBC at Bank of New York CREST ID BO 01, Mariner House, Pepys Street, London, EC3N UK	19-May-06	15,000	102.0000	15,300.00
HSBC at Bank of New York CREST ID BO 01, Mariner House, Pepys Street, London, EC3N UK	19-May-06	7,500	195.0000	14,625.00
Anthony Taylor, West Wing, 3 Bourne Close, Bourne End, Bucks, SL8 5NG	22-May-06	22,000	86.2500	18,975.00
HSBC at Bank of New York CREST ID BO 01, Mariner House, Pepys Street, London, EC3N UK	26-May-06	10,000	218.0000	21,800.00
TOTAL		264,592		

Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
Tom.fuller@tns-global.com

Tom Fuller
Assistant Company Secretary

SEC MAIL RECEIVED PROCESSING
JUN 22 2006
WASH, D.C. 199 SECTION

Document Examination Branch
Companies House
Crown Way
Cardiff
CF14 3UZ

7 June 2006

Dear Sir or Madam

TNS Kappa Limited

Further to your recent letter, please find enclosed an amended version of the 2006 Annual Return of the above named company.

I should be grateful if you would register the document against the public record and return the enclosed copy letter as confirmation of receipt. I look forward to receiving this from you in due course, should you require anything further in respect of this matter please do not hesitate to contact me on 020 8 967 2230.

Yours sincerely

Tom Fuller
Assistant Company Secretary
Taylor Nelson Sofres plc

Companies House
— for the record —

Company Name
TNS KAPPA LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares
Company Number
5400141
Information extracted from Companies House records on
11th May 2006

Section 1: Company details

Ref: 5400141/01/01	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Tsn House Westgate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *Please enter principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes. Please use the most appropriate code in the list, or write a short description of your company's activities.*	*None held, please enter SIC code or description in the amended details column.*	**SIC CODE** **Description** 7499

Section 2: Details of Officers of the Company

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ⌊⌊⌊⌊ ⌊⌊⌊ Date of change ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Date Ian John PORTAL ceased to be secretary (if applicable) ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Trevor Francis BRANNAN **Address** 25 Gordon House Western Avenue Ealing London W5 1EY **Date of birth** 09/02/1963 **Nationality** British **Occupation** Lawyer	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ⌊⌊⌊⌊ ⌊⌊⌊ Date of birth ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Nationality ______ Occupation ______ Date of change ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Date Trevor Francis BRANNAN ceased to be director (if applicable) ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊

Section 2: Details of Officers of the Company (continued)

> **Director**
If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Particulars of a new Director must be notified on form 288a.

Current details	Amended details
Name David PARRY	Name
	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
Address 42 Kerr Place, Old Brewery Close, Aylesbury, HP21 7BB	Address
	UK Postcode
Date of birth 25/01/1964	Date of birth __ / __ / ____
Nationality British	Nationality
Occupation Tax Manager	Occupation
	Date of change __ / __ / ____
	Date David PARRY ceased to be director (if applicable) __ / __ / ____

Section 3: Total Issued Share Capital

> Please enter the details of the company's total share capital in the space provided below.

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share ORDINARY

Number of shares issued 1

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued

Aggregate Nominal Value of issued shares

> **Please send a full list of shareholders with this annual return. Use Sections 4A (and 4B if appropriate) to give the details. You must name all the shareholders.**

Section 4: Details of Current Shareholders (A)

> Please fill in the details of any persons or corporate bodies who are shareholders at the date of this return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding seperately.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name: TAYLOR NELSON SOFRES INTERNATIONAL LTD Address: WESTGATE LONDON UK Postcode: W5 1UA	ORDINARY 5 PENCE 1 (ONE)		
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Companies House

— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] (~~Director~~/ Secretary)

Date 15/05/2006

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *21/3/2006*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **21st March 2007** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name ____________________

Telephone number *inc code* ____________________

Address ____________________

DX number *if applicable* ____________________

DX exchange ____________________

Postcode ____________________

TNS UK Limited

Westgate London W5 1UA

The Royal Bank of Scotland plc

London Corporate Service Centre

PO Box 39979 2½ Devonshire Square London EC2M 4XJ

16-04-00

Date 05-APR-06

Pay only *

COMPANIES HOUSE

£ ********30.00

Amount of pounds in words (pence as in figures)

Millions	£100,000's	£10,000's	£1,000's	£100's	£10's	£1's
ZERO	ZERO	ZERO	ZERO	ZERO	THREE	ZERO

A/c Payee

For and on behalf of TNS UK Limited

Authorised Signatory

Authorised Signatory

⑈043523⑈ 16⑆0400⑆ 20065011⑈